1. **Schedule D of FORM SBSE, Page 1: Section I: Other Business Names**

| Use Schedule D Page 1 to report details for items listed below. <br> This is an [**X**] INITIAL [ ] AMENDED detail filing for the Form SBSE items checked below: ||||
|---|---|---|---|
| **Section I:** *Other Business Names* ||||
| (Check if applicable) [**X** ] <u>**Item 1C (2)**</u> <br> List each of the "other" names and the state(s) or country (ies) in which they are used. ||||
| **1. Name:** | **State/Country:** | **2. Name** | **State/Country:** |
| Credit Suisse AG, Cayman Islands Branch | Cayman Islands | Credit Suisse AG, Dublin Branch | Ireland |
| **3. Name:** | **State/Country:** | **4. Name** | **State/Country:** |
| Credit Suisse AG, Singapore Branch | Singapore | Credit Suisse AG, London Branch | United Kingdom |
| **5. Name** | **State/Country:** | **6. Name** | **State/Country:** |
| Credit Suisse AG, Nassau Branch | Bahamas | Credit Suisse AG, New York Branch | United States of America |
| **7. Name** | **State/Country:** | **8. Name** | **State/Country**: |
| Credit Suisse AG, Toronto Branch | Canada | Credit Suisse AG, Milan Branch | Italy |
| **9. Name** | **State/Country:** | **10. Name** | **State/Country**: |
| Credit Suisse AG, Hong Kong Branch | Hong Kong | Credit Suisse AG, Mumbai Branch | India |
| **11. Name** | **State/Country:** | **12. Name** | **State/Country**: |
| Credit Suisse AG, Shanghai Branch | China | Credit Suisse AG, Seoul Branch | South Korea |
| **13. Name** | **State/Country:** | **14. Name** | **State/Country**: |
| Credit Suisse AG, Tokyo Branch | Japan | Credit Suisse AG, Sydney Branch | Australia |
| **15. Name** | **State/Country:** | **16. Name** | **State/Country**: |
| Credit Suisse AG, Taipei Securities Branch | Taiwan | Credit Suisse AG, Sucursal en España | Spain |
| **17. Name** | **State/Country:** | **18. Name** | **State/Country**: |
| Credit Suisse AG, Guernsey Branch | Guernsey | Credit Suisse AG, Luxembourg Branch | Luxembourg |
| **19 . Name** | **State/Country:** | **20. Name** | **State/Country**: |
| Credit Suisse AG, Bahrain Branch | Bahrain | Credit Suisse AG (DIFC Branch) | United Arab Emirates |
| **21. Name** | **State/Country:** | **22. Name** | **State/Country**: |
| Credit Suisse AG, Riyadh Branch | Saudi Arabia | | |